Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of the capital stock of Biomerica, Inc. as set forth in our First Amended and Restated Certificate of Incorporation (our “Charter”), Amended and Restated Bylaws (our “Bylaws”), Series A Certificate of Designation, as corrected (the “Certificate of Designation”), and certain provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The summary does not purport to be complete and is qualified in its entirety by reference to our Charter, Bylaws, and Certificate of Designation, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission, and applicable provisions of the DGCL. References to “we,” “our,” “us,” or the “Company” refer to Biomerica, Inc.

Common Stock

General. We may issue shares of our common stock from time to time. We are authorized to issue 25,000,000 shares of our common stock, par value $0.08 per share.

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors

Dividends. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive dividends on a pro rata basis out of funds legally available at the times and in the amounts that our board of directors may determine.

Rights to Receive Liquidation Distributions. In the event of a liquidation, dissolution or winding up of our Company holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

No Preemptive or Similar Rights. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Pursuant to the terms of our Charter, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock, par value $0.08 per share, in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors also can increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control or the removal of management and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Series A Preferred Stock

General. On February 4, 2020, we filed a Certificate of Designations, Preferences and Rights of Series A 5% Convertible Preferred Stock with the Secretary of State of the State of Delaware, which designated 571,429 of our preferred stock as Series A Preferred Stock (the “Series A Preferred Stock”). Those shares of Series A Preferred Stock have since been converted into common stock and are no longer outstanding.

Voting Rights. Except as otherwise provided by the DGCL, other applicable law or as provided in the Certificate of Designations, the holders of our Series A Preferred Stock are not entitled to vote on any matter submitted for a vote of holders of our common stock. The consent of the holders of at least a majority of the outstanding shares of our Series A Preferred Stock will be required to, among other matters, (i) alter, amend or change adversely any rights, preferences, or privileges of our Series A Preferred Stock, (ii) amend our First Amended and Restated Certificate of Incorporation or Bylaws in any manner that would impair or reduce the rights of our Series A Preferred Stock, or (iii) amend, alter, or repeal any provision of the Certificate of Designations.

Dividends. Shares of our Series A Preferred Stock accrue annual preferred dividends at a rate of $0.175 per share, which are payable when, as and if declared by our board of directors. The holders of the outstanding shares of our Series A Preferred Stock are also entitled to receive on each share of our Series A Preferred Stock dividends prior to, or simultaneously with, any dividend declared with respect to our common stock equal to the greater of (i) the amount of dividends that have accrued on such share of our Series A Preferred Stock and (ii) the dividend payable with respect to each share of our common stock issuable upon conversion of such share of our Series A Preferred Stock.

Rights to Receive Liquidation Distributions. In the event of a liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Certificate of Designation) the holders of our Series A Preferred Stock are eligible to receive the greater of (i) an amount equal to $3.50 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to our Series A Preferred Stock) (the “Original Issue Price”), plus an amount equal to accrued and unpaid dividends thereon, or (ii) such amount per share as would have been payable had all shares of our Series A Preferred Stock been converted into our common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

Conversion. Shares of our Series A Preferred Stock are convertible at the option of the holder at any time into shares of our common stock at a conversion rate determined by dividing the Original Issue Price by $3.50 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, recapitalizations, dividends, distributions and certain issuances of common stock) (the “Conversion Price”). This formula initially results in a one-to-one conversion ratio. The Conversion Price is subject to customary weighted average anti-dilution adjustments in the event of certain dilutive issuances of shares of our common stock or convertible securities.

We may require the conversion of all of the outstanding shares of our Series A Preferred Stock if the closing sale price of our common stock equals or exceeds $9.00 for a period of five (5) consecutive trading days with a minimum average trading volume of 35,000 shares per day over such period; provided, that, on such date, the shares of our common stock issuable upon conversion of our Series A Preferred Stock are registered for resale under the Securities Act or are otherwise eligible for resale pursuant to Rule 144 thereunder.

Notwithstanding the foregoing, prior to the receipt of all approvals, if any, of the shareholders of the Company necessary for purposes of the rules and regulations of the applicable trading market, our Series A Preferred Shares shall not be converted into shares of common stock: (i) in the aggregate into more than 19.99% of the shares of common stock outstanding immediately prior to the issuance date, subject to appropriate adjustment in the event of a stock split, stock dividend, combination or other similar recapitalization, or (ii) by any beneficial holder (as such term is defined under Rule 13d-3 of the Exchange Act) or “group” (as such term is defined under Rule 13d-5 of the Exchange Act) (such beneficial holder or group, a “Capped Holder”), if (A) the aggregate number of shares of common stock issued to such Capped Holder upon such conversion and any conversion shares then held by the Capped Holders, plus (B) the number of shares of common stock underlying our Series A Preferred Shares that would be held at such time by the Capped Holders (after giving effect to such conversion), plus (C) the aggregate number of shares of common stock held by such Capped Holder as of immediately prior to the issuance date, would in the aggregate exceed more than 19.99% of the shares of common stock outstanding immediately prior to the issuance date (without regard to any limitation on conversion pursuant to this Section 5(n)), then such Capped Holder shall be entitled to convert such number of our Series A Preferred Shares as would result in the sum of clauses (A), (B) and (C) (after giving effect to such conversion) being equal to 19.99% of the shares of common stock outstanding immediately prior to the issuance date, in each case, subject to appropriate adjustment in the event of a stock split, stock dividend, combination or other similar recapitalization. Any Series A Preferred Shares which a holder has elected to convert but which, by reason of the previous sentence are not so converted, shall be treated as if the holder had not made such election to convert and such Series A Preferred Shares shall remain outstanding.

Delaware Law and Certain Charter and Bylaw Provisions

The provisions of DGCL, as well as certain terms of our Charter and Bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or removing incumbent officers and directors. These provisions, some of which are summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors.

Delaware Law. We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date such stockholder became an “interested stockholder”. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did, prior to the determination of interested stockholder status, own, 15% or more of the corporation’s outstanding voting stock.

Charter and Bylaw Provisions. Each of our Charter and Bylaws include a number of other provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management, including the following:

●	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, to issue up to 5,000,000 shares of our preferred stock with rights and preferences designated from time to time by our board of directors, 571,429 of which have been designated as Series A Preferred Stock, and none of which are outstanding.

●	No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Charter provides otherwise. Our Charter does not provide for cumulative voting.

●	Size of Board and Vacancies. Our Charter and Bylaws provide that the number of directors on our board of directors shall consist of not less than three nor more than nine members as fixed from time to time by resolution of our board of directors. Newly created directorships resulting from any increase in our authorized number of directors, and any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, will generally be filled by a majority of the remaining members of our board of directors then in office.